UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2014

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to ________________

Commission File Number: 1-14465

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

IDAHO POWER COMPANY EMPLOYEE SAVINGS PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

IDACORP, Inc.
1221 W. Idaho Street
Boise, ID 83702-5627

IDAHO POWER COMPANY EMPLOYEE SAVINGS PLAN

TABLE OF CONTENTS
Page
Report of Independent Registered Public Accounting Firm	3

Financial Statements of the Idaho Power Company Employee Savings Plan
as of December 31, 2014 and 2013 and for the Year Ended December 31, 2014:

Statements of Net Assets Available for Benefits	4

Statement of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6 - 11

Supplemental Schedule as of December 31, 2014:

Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year)	12

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and
Regulations for Reporting and Disclosure under the Employee Retirement Income Security
Act of 1974 have been omitted because they are not applicable.

Signatures	13

Exhibits:

Index	14

23.1 Consent of Eide Bailly LLP, Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Fiduciary Committee and Participants
Idaho Power Company Employee Savings Plan
Boise, Idaho

We have audited the accompanying statement of net assets available for benefits of Idaho Power Company Employee Savings Plan (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Idaho Power Company Employee Savings Plan as of December 31, 2014, and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of Assets Held at End of Year as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of Idaho Power Company Employee Savings Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ EIDE BAILLY LLP

Mankato, Minnesota
June 25, 2015

IDAHO POWER COMPANY EMPLOYEE SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2014	2013
INVESTMENTS – at fair value:
Participant-directed	$460,274,075	$420,749,317
RECEIVABLES:
Notes receivable from participants	6,437,911	5,997,501
Participant contributions	474,600	296,447
Employer contributions	193,219	118,083
Total receivables	7,105,730	6,412,031
TOTAL ASSETS	467,379,805	427,161,348
Fees payable	—	(56,543)
NET ASSETS AVAILABLE FOR BENEFITS	$467,379,805	$427,104,805

See the accompanying notes to financial statements.

IDAHO POWER COMPANY EMPLOYEE SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2014
CONTRIBUTIONS:
Participant contributions	$18,278,338
Employer contributions:
Cash	6,669,187
Total contributions	24,947,525
INVESTMENT INCOME:
Net appreciation in fair value of investments	18,100,702
Dividends and interest	21,715,400
Net investment income	39,816,102
DEDUCTIONS:
Benefits paid to participants	24,226,122
Administrative expenses	262,505
Total deductions	24,488,627

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	40,275,000

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	427,104,805
End of year	$467,379,805

See the accompanying notes to financial statements.

IDAHO POWER COMPANY EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2014 AND 2013

1.     DESCRIPTION OF THE PLAN

The following brief description of the Idaho Power Company Employee Savings Plan (the Plan) is provided for general information purposes only.  Participants should refer to the Plan document, as amended, for more complete information on the Plan's provisions.

General - The Plan is a defined contribution plan covering substantially all employees (full-time, part-time and temporary) of IDACORP, Inc. (IDACORP) and its participating subsidiaries (the Company), including Idaho Power Company (the Plan Sponsor and the Plan Administrator), as allowed under Section 401(k) of the Internal Revenue Code of 1986, as amended (IRC), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).  The Plan Administrator’s Fiduciary Committee controls and manages the operation and administration of the Plan.  Mercer Trust Company (Mercer) is the trustee of the Plan.

Eligibility - Employees who have attained 18 years of age are eligible to participate in the Plan and may enroll on their hire date; however, matching contributions are only vested upon completion of twelve months of employment.

Contributions - Eligible employees may participate in the Plan by contributing to the Savings Feature (after-tax) or the Deferred Feature (before-tax) of the Plan.  Employees are also permitted to contribute after-tax dollars to a Roth 401(k) Feature.  A participant may elect to contribute to any or all features up to 100 percent of eligible pay, as defined in the Plan, subject to certain IRC limitations.  Beginning January 1, 2012, eligible employees who do not make an affirmative election to participate (or to not participate) in the Plan are, subject to notice required by the IRC, deemed to have made an election to make a deferral contribution of 6 percent of the employee's compensation, which the employee can alter or revoke at any time.

The Company makes a matching contribution for the participant in an amount equal to 100 percent of the participant’s first 2 percent of eligible pay contributed to the Plan and 50 percent of the next 4 percent of eligible pay contributed to the Plan.  Participant contributions in excess of 6 percent of eligible pay are not matched by the Company.  Participants may also contribute certain rollover contributions from other plans.

Participant Accounts - Individual accounts are maintained for each Plan participant for each Plan feature, as applicable.  Each participant’s account is credited, as applicable, with the participant’s contribution, the Company’s matching contribution, and an allocation of Plan earnings and is charged with withdrawals and an allocation of Plan losses, and as applicable, any administrative expenses.  Gains and losses on investments are allocated to participants’ accounts based upon relative fund account balances at regular valuation dates specified by the trustee of the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments - Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan offers 10 ready-mixed (target date) portfolios, 24 core mutual funds, and IDACORP common stock as investment options for participants.  Upon enrollment in the Plan, a participant may direct deferrals and employer contributions in any of the funds offered by the Plan. Participants may change their investment options daily. A self-directed brokerage account option is also available to allow participants to select investment options not specifically offered by the Plan.

Vesting - Participants are fully vested immediately in their own contributions, plus actual earnings thereon.  Matching contributions are vested only for participants who have completed twelve cumulative months of service.  Matching contributions that are forfeited may be used to reduce the Company’s matching contribution in the year following the year in which the forfeiture arose.  Matching contributions of $13,151 were forfeited during the year ended December 31, 2014.  Previously forfeited matching contributions and earnings thereon of $4,374 were used to reduce the Company’s matching contribution during the year ended December 31, 2014.

Notes Receivable from Participants - Under certain circumstances participants may borrow against their vested account balances.  The maximum principal amount of any loan is the lesser of (i) 50 percent of the balance of a participant’s vested account balance, determined on the day of the loan, minus the balance of all other loans from all other qualified plans, outstanding on that date, or (ii) $50,000, minus the participant’s highest outstanding principal balance of loans from the plan, and from all other qualified plans, to the participant during the period of one year ending on the day preceding the origination of the loan being requested. Amounts held in a self-directed brokerage fund are included in the calculation of the maximum principal amount available for a loan but may not be used as a source for a loan.  The interest rate on participant loans is set at the prime rate on the first business day of the month in which the loan is requested, plus one percent.  The interest rate will remain fixed through the duration of the loan.  All loans must be repaid within five years except for loans for the purchase of a primary residence, which have a maximum repayment period of ten years.  The Plan permits only one outstanding loan per participant at a time. Principal and interest are paid through payroll deductions. As of December 31, 2014, participant loans have maturities through 2024 at interest rates ranging from 4.25 percent to 9.25 percent.

Payments of Benefits and Withdrawals - Benefits are payable upon a participant’s disability, termination of employment, or death.  In the event of disability or termination of employment, benefits are distributed when the participant elects to receive a distribution, which may be in the form of a lump sum distribution or monthly, quarterly, semi-annual or annual installments, or when the participant is required to take a minimum distribution as defined by the IRC.  Upon death of a participant, a beneficiary who is not a surviving spouse may take a lump sum distribution or elect an installment form of payment (monthly, quarterly, semi-annual or annual) for a payment period of up to five years.  A beneficiary who is a surviving spouse may take a lump sum distribution, elect an installment form of payment (monthly, quarterly, semi-annual or annual) or remain in the Plan, subject to the mandatory minimum distribution requirements of the IRC.  The Plan conditionally offers certain additional benefits to survivors of participants who die on or after January 1, 2007 while performing qualified military service, as defined in the IRC.  Notwithstanding the above, in the event of death, disability, or termination of employment, for account balances of $1,000 or less, a lump sum payment will be made automatically.  Persons otherwise entitled to a distribution under the Plan may elect to make partial withdrawals at least quarterly in accordance with procedures determined by the Plan Administrator.

The Plan permits in-service withdrawals from the Deferred and Rollover Features to be made (1) by participants who have incurred a hardship (as defined in the Plan) or (2) as frequently as once per calendar quarter by participants who have attained age 59 ½.  In-service withdrawals also are permitted with respect to a participant’s after-tax contributions invested in the Savings Feature as frequently as once per calendar quarter.  In-service withdrawals are permitted from the Roth 401(k) Feature if they are qualified distributions.

The Plan permits qualified reservist withdrawals of a participant's contributions from amounts attributable to elective deferrals in the Plan to be made by participants who are ordered or called to active military duty at specified times if certain conditions specified in the Plan are satisfied.

The Plan allows participants the option of obtaining distributions in the form of cash or common stock of IDACORP.  The Plan allows the Plan Administrator to distribute the quarterly dividend on shares of IDACORP stock (the dividend pass-through feature) to electing participants in the Plan.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies followed by the Plan:

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates - The preparation of financial statements in conformity with U.S. GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ materially from those estimates.

Risks and Uncertainties - Participants in the Plan invest in various investment securities.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and market volatility risks.  Based on the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' accounts and the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value and quoted market prices are used to value investments.  Shares of common stock and mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as those held during the year.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2014 and 2013.

Payment of Benefits - Benefits are recorded when paid.  There were no participants who had elected to withdraw from the Plan but had not yet been paid at December 31, 2014 or 2013.

Administrative Expenses – Administrative expenses and certain fees relating to the Plan are shared by the Plan’s Sponsor and Plan participants, as provided for in the Plan document.  Plan participants who have a brokerage account also pay a quarterly administrative fee.

Subsequent Events – The Plan Sponsor has evaluated subsequent events through June 25, 2015, the date which the financial statements were available to be issued.

3.     INVESTMENTS

The Plan’s investments that represent 5 percent or more of the Plan’s net assets available for benefits as of December 31, 2014 and 2013 were as follows:

	2014	2013
IDACORP, Inc. Common Stock	$78,653,832	$66,928,447
Dreyfus Treasury Prime Cash Management Fund	39,451,014	39,338,184
Vanguard Institutional Index Fund	38,815,730	35,181,889
Dodge & Cox Income Fund	33,662,421	31,732,988
Harbor Capital Appreciation Fund	25,954,973	24,556,104
T. Rowe Price Equity Income Fund	*	22,621,993
All other investments less than 5% of plan net assets	243,736,105	200,389,712
Total investments	$460,274,075	$420,749,317
* Investment balance less than 5% of the Plan's net assets for the applicable year.

During the year ended December 31, 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

2014
Mutual Funds - Blend	$5,741,915
Mutual Funds - Growth	(932,373)
Mutual Funds - Income	272,988
Mutual Funds - Value	(5,219,562)
Mutual Funds - Target Date	435,434
Brokerage Securities - common stock	121,352
IDACORP, Inc. Common Stock	17,680,948
Net appreciation in fair value of investments	$18,100,702

The classification of investment earnings reported above, and in the Statement of Changes in Net Assets Available for Benefits, may differ from the classification of earnings on Form 5500 due to different reporting requirements on Form 5500.

4.    FAIR VALUE MEASUREMENTS

The Plan has categorized its financial instruments into a three-level fair value hierarchy, based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. There have been no changes in the methodologies used at December 31, 2014 and 2013, nor have there been any transfers between levels for the years ending December 31, 2014 and 2013. The following is a description of the valuation methodologies used for assets measured at fair value.

•	Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

•	Mutual funds: Valued at quoted market prices, which represents the net asset values of securities held in such funds.

The table below presents by level within the fair value hierarchy a summary of the Plan's investments measured at fair value on a recurring basis at December 31, 2014 and 2013.

	Level 1	Level 2	Level 3	Total
2014:
IDACORP Common Stock	$78,653,832	$—	$—	$78,653,832
Mutual Funds
Blend	94,236,966	—	—	94,236,966
Growth	50,933,006	—	—	50,933,006
Income	95,732,758	—	—	95,732,758
Value	66,045,612	—	—	66,045,612
Target Date	68,129,269	—	—	68,129,269
Brokerage Securities
Cash	1,547,833	—	—	1,547,833
Domestic Common Stocks	4,212,868	—	—	4,212,868
Mutual Funds
Blend	49,138	—	—	49,138
Growth	229,696	—	—	229,696
Income	393,635	—	—	393,635
Value	109,462	—	—	109,462
Total	$460,274,075	$—	$—	$460,274,075

2013:
IDACORP Common Stock	$66,928,447	$—	$—	$66,928,447
Mutual Funds
Blend	78,738,474	—	—	78,738,474
Growth	56,788,152	—	—	56,788,152
Income	93,171,868	—	—	93,171,868
Value	66,196,297	—	—	66,196,297
Target Date	52,864,579	—	—	52,864,579
Brokerage Securities
Cash	1,419,121	—	—	1,419,121
Domestic Common Stocks	4,078,005	—	—	4,078,005
Mutual Funds
Blend	3,233	—	—	3,233
Growth	319,993	—	—	319,993
Income	142,721	—	—	142,721
Value	98,427	—	—	98,427
Total	$420,749,317	$—	$—	$420,749,317

5.    PLAN TERMINATION

Although it has not expressed the intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA and the IRC.  The Plan document includes provisions for the distribution of vested contributions in the event of the termination of the Plan.

6.     FEDERAL INCOME TAX STATUS

The Company received a determination letter, dated September 18, 2013, from the Internal Revenue Service stating that the Plan, as amended, is qualified under Sections 401 and 501 of the IRC.  The Plan has been amended since receiving the determination letter.  The Company and the Plan Administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt. Participants in a qualified plan are not subject to income taxes on Company contributions or dividend income allocated to their accounts until a distribution is made from the Plan.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the plan is no longer subject to income tax examinations for years prior to 2011.
7.     PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are managed by Mercer.  Mercer is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

The Plan offers IDACORP common stock as an investment option for participants. IDACORP is the parent company of the sponsoring employer; therefore, these transactions qualify as party-in-interest transactions. At December 31, 2014 and 2013, the Plan held 1,188,304 and 1,291,058 shares, respectively, of common stock of IDACORP, with a cost basis of $40,358,676 and $41,731,552, respectively.

During the year ended December 31, 2014, the Plan recorded dividend income from IDACORP of $2,190,041.

8.     RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following table reconciles net assets available for benefits per the Plan’s financial statements to the Form 5500:

	December 31,
	2014	2013
Net assets available for benefits per the financial statements	$467,379,805	$427,104,805
Total deemed distributions to participants	(282,085)	(269,052)
Total net assets per the Form 5500	$467,097,720	$426,835,753

The following table reconciles the increase in net assets per the financial statements to the Form 5500:

Year ended December 31, 2014
Increase in net assets per the financial statements	$40,275,000
Less: Increase in deemed distributions to participants	(675)
Less: Interest on deemed distributions	(12,358)
Net income per the Form 5500	$40,261,967

IDAHO POWER COMPANY EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i, SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2014

	(b)	(c)	(d)	(e)
(a)	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost**	Current Value
*	IDACORP, Inc.	Common Stock		$78,653,832
	Dreyfus	Dreyfus Treasury Prime Cash Management Fund		39,451,014
	Vanguard	Vanguard Institutional Index Fund		38,815,730
	Dodge & Cox Funds	Dodge & Cox Income Fund		33,662,421
	Harbor Funds	Harbor Capital Appreciation Fund		25,954,973
	T. Rowe Price	T. Rowe Price Equity Income Fund		23,276,018
	Pimco Allianz Investments	Allianz NFJ Small Cap Value Institutional		18,882,200
	Vanguard	Vanguard Balanced Index Fund		17,559,012
	Vanguard	Vanguard Mid Cap Index Fund		14,362,867
	Invesco Investments	Invesco Small Cap Growth Fund		13,678,770
	Wells Fargo Funds	Wells Fargo Advantage Dow Jones Target 2020		13,468,195
	Invesco Investments	Invesco International Growth Fund		11,299,263
	Artisan Funds	Artisan International Fund		10,202,039
	Wells Fargo Funds	Wells Fargo Advantage Dow Jones Target 2015		9,804,422
	Vanguard	Vanguard Total Bond Market Index Fund		9,056,755
	Wells Fargo Funds	Wells Fargo Advantage Dow Jones Target 2025		8,517,043
	Wells Fargo Funds	Wells Fargo Advantage Dow Jones Target 2030		8,466,092
	Putnam Investments	Putnam Equity Income Fund		8,373,619
	Wells Fargo Funds	Wells Fargo Advantage Dow Jones Target 2035		8,338,168
	Wells Fargo Funds	Wells Fargo Advantage Dow Jones Target 2040		7,510,869
	Brokerage Account	Brokerage Securities		6,542,632
	Dimensional Fund Advisors	DFA International Value Portfolio		5,914,685
	Causeway Funds	Causeway International Value Fund Institutional		5,306,410
	Putnam Investments	Putnam High Yield Trust		4,979,242
	Vanguard	Vanguard Small Cap Index Fund		4,562,367
	Artisan Funds	Artisan Mid Cap Value Fund		4,292,680
	Wells Fargo Funds	Wells Fargo Advantage Dow Jones Target 2045		4,083,419
	Wells Fargo Funds	Wells Fargo Advantage Dow Jones Target 2010		3,993,579
	Dimensional Fund Advisors	DFA International Small Company Portfolio		3,379,808
	Putnam Investments	Putnam Global Income Trust		3,224,783
	Payden Funds	Payden Short Bond Fund		3,211,644
	Harding Loevner Funds	Harding Loevner Emerging Markets Portfolio		3,076,741
	Vanguard	Vanguard Total International Stock Index Fund		2,278,402
	Wells Fargo Funds	Wells Fargo Advantage Dow Jones Target 2050		2,662,098
	Pimco Allianz Investments	PIMCO Commodity Real Return Strategy Fund		1,749,980
	Wells Fargo Funds	Wells Fargo Advantage Dow Jones Target Today		1,285,384
*	Mercer	Pending Account		396,919
* ***	Participant Loans	Maturing 2015 - 2024 at interest rates of 4.25% - 9.25%		6,155,826

				$466,429,901

* Denotes a permitted party-in-interest with respect to the Plan.
** Cost information is not required for participant-directed investments and, therefore, is not included.
*** Net of $282,085 in deemed loan distributions.

SIGNATURES

 The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, Idaho Power Company, as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Idaho Power Company
Employee Savings Plan

By:	/s/ Steven R. Keen
Idaho Power Company, as Plan Administrator,
by Steven R. Keen,
Senior Vice President, Chief Financial Officer, and Treasurer

 Date:  June 25, 2015

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Eide Bailly LLP, Independent Registered Public Accounting Firm